

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Alex Behfar
Chairman & CEO
Odyssey Semiconductor Technologies, Inc.
9 Brown Road
Ithaca, NY 14850

      Re: Odyssey Semiconductor Technologies, Inc.
          Form S-1 filed June 17, 2021
          File No. 333-257178

Dear Mr. Behfar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mindy Hooker at (202) 551-3732 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing